Filed by Bancshares of Florida, Inc. pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Old Florida Bankshares, Inc.

Commission File Number: 333-103907

CIK Number: 0001212565

Contact:

Tracy Keegan

EVP, Chief Financial Officer

Bancshares of Florida, Inc.

(239) 254-2100

For Immediate Release

BANK OF FLORIDA – SOUTHWEST NAMES CRAIG D. SHERMAN

AS PRESIDENT AND CHIEF EXECUTIVE OFFICER

Naples, Fla.—December 14, 2006— Bank of Florida – Southwest has appointed Craig D. Sherman as President and Chief Executive Officer of the $367 million asset bank headquartered in Naples, Florida.

Mr. Sherman, who has nearly 30 years of commercial, small business, consumer lending, commercial real estate, and corporate lending experience, joined Bank of Florida at its inception in 1999 as Executive Vice President of Commercial Lending. For the past four years, he has served as the Chief Lending Officer for Bancshares of Florida, Inc. (NASDAQ: BOFL) developing the company’s lending and credit quality programs and is responsible for the bank’s sound loan portfolio and strong asset quality. Mr. Sherman will continue to serve in his current position as Executive Vice President, Chief Lending Officer in addition to his new role as President and Chief Executive Officer for Bank of Florida – Southwest.

Mr. Sherman is based out of the company’s headquarters at the Banking Center located on Immokalee Road in Naples and oversees retail, commercial lending, residential lending, credit administration and branch administration for Collier and Lee Counties. He will also play a significant leadership role in the integration of Bank of Florida’s pending acquisition of Lee County based Old Florida Bank.

“Craig was a natural selection for this position. He has helped build this bank from the ground up and is well-respected for his skills as a financial professional. He is entrepreneurial in his thinking and is the leader we need as we look to double the size of our flagship bank with the pending merger of Old Florida Bank,” said Michael L. McMullan, President and Chief Executive Officer for Bancshares of Florida, Inc. “Craig is a long time resident of Southwest Florida and very active in our community both on a professional level as well as a volunteer basis. He believes in the power of building relationships and is passionate about the growth of our company.”

Mr. Sherman began his banking career at SunBank in Southeast Florida after graduating from Florida State University with a Bachelors Degree in Finance. He later went on to work for what is now Bank of America out of St. Petersburg, Florida before returning Southwest Florida in 1984. He served as the Commercial Market Leader for SouthTrust Bank prior to being recruited to start Citizens Bank of Southwest Florida in 1998 which is now Bank of Florida. He currently resides in Estero, Florida.

BANCSHARES OF FLORIDA, INC.

Bancshares of Florida, Inc. (Nasdaq: BOFL, Newspaper listing: “BcshFla”) is an $850 million-asset multi-bank holding Company located in Naples, Florida. Bancshares is the parent company for Bank of Florida—Southwest, and Bank of Florida Trust Company, both based in Naples, Florida; Bank of Florida—Southeast, based in Fort Lauderdale, Florida; and Bank of Florida—Tampa Bay, based in Tampa, Florida, collectively referred to as the “Company.” In addition, Bank of Florida—Southeast maintains a full-service banking facility in Boca Raton, Florida. Investor information may be found on the Company’s web site, http://www.bankofflorida.com, by clicking on the “Investor Relations” tab.

The foregoing may be deemed to be offering materials of Bancshares in connection with its proposed acquisition of Old Florida Bankshares, Inc. (“Old Florida”) on the terms and subject to the conditions in the Agreement and Plan of Merger dated August 28, 2006, between Bancshares and Old Florida.

Bancshares and Old Florida shareholders and other investors are urged to read the Proxy Statement/Prospectus that is included in the Registration Statement on Form S-4, which Bancshares filed with the Securities and Exchange Commission on October 3, 2006, because it contains important information about the Company, Old Florida, the merger, the solicitation of proxies in the merger and related matters.

The Proxy Statement/Prospectus is available for free both on the Securities and Exchange Commission website (http://www.sec.gov) as a 424(B)(3) filed on November 13, 2006 and from Bancshares as follows: Chief Financial Officer, Bancshares of Florida, Inc., 1185 Immokalee Road, Naples, FL 34110.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” or “continue” or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of Bancshares of Florida, Inc., its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, Bancshares of Florida, Inc.’s financial performance and could cause actual results for fiscal 2006 and beyond to differ materially from those expressed or implied in such forward-looking statements. Bancshares of Florida, Inc. does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

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1185 Immokalee Road, Naples, Florida 34110 (239) 254-2100